SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

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212-455-3080	RNORMAN@STBLAW.COM

April 25, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	New Skies Satellites Holdings Ltd.
Draft of Amendment No. 3 to the Registration Statement on Form S-1 received on April 14, 2005
File No.: 333-122322

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

On behalf of New Skies Satellites Holdings Ltd. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 21, 2005 (the “comment letter”) relating to the above-referenced draft of Amendment No. 3 to the Registration Statement on Form S-1 received by the Staff on April 14, 2005 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and updates a limited amount of other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of Amendment No. 3.

General

1.                                       We note your Chief Executive Officer’s April 13, 2005 testimony before a House subcommittee in which he advocated changes to the ORBIT Act provisions that prohibit a merger of New Skies and Intelsat before 2012. Tell us in your response letter what consideration you have given to revising your disclosure to reflect your desire to pursue acquisitions, strategic combinations or other strategic transactions with Intelsat and other satellite communications companies as a means to address competition in your industry. In this regard, please address whether this desire is consistent with your dividend policy, which limits your ability to pursue growth, including significant acquisitions, during the initial four quarters.

The Company supplementally notes that it believes the disclosure in the Registration Statement regarding acquisitions or other strategic transactions is both accurate and complete.  The Company is not actively pursuing any strategic transactions with Intelsat or other satellite communications companies, although it believes that the ORBIT Act should be amended to allow for future strategic transactions if management believes such transactions would benefit shareholders.

Additionally, the Company believes that the Registration Statement addresses any possible transactions and their effect on its dividend policy.  For example, page 47 states that “Management currently does not have any definitive plans to pursue growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock.”

Dividend Policy and Restrictions, page 39

Estimated Cash Available to Pay Dividends..., page 41

2.                                       We note your response to comment 4. Please clarify for us why you cannot estimate the amount annually since you believe you will generate enough Adjusted EBITDA to pay dividends on a quarterly basis. If you continue to believe that you are unable to calculate the amount based on minimum Adjusted EBITDA for each quarter, revise your table to include reference to this covenant and if true, include a statement confirming that you believe you would meet the requirements of this covenant, as indicated on page 51, for each of the Initial Four Quarters.

The Company supplementally notes that although it believes that any dividend payments (and other restricted payments) in the Initial Four Quarters will be less than the difference between “cumulative credit” and 1.4x “cumulative interest expense” (and thus permitted under the indentures), it cannot reasonably or accurately estimate this difference on an annualized basis. Unlike the indenture covenant ratios, which can be estimated for the Initial Four Quarters based on certain readily ascertainable metrics, the cumulative credit/cumulative interest expense covenant is calculated based on information that is available only immediately prior to each dividend payment, making it difficult to estimate the proper annual amount.  However, in response to the Staff’s comment, the Company has added disclosure on page 42 regarding this covenant and stating that the Company believes it will meet the covenant requirements for each of the Initial Four Quarters.

Stock Compensation, page 84

3.                                       We note that you refer to an independent valuation for your calculation of non-cash stock based compensation expense. While you are not required to make reference to this independent valuation, when you do, you should include the consent of the expert in your Form S-1. Your disclosures should explain the method that management used to determine the valuation. Please revise to comply.

The Company has deleted the reference to the independent valuation company and has added disclosure on page 85 in response to the Staff’s comment.

Exhibits

4.                                       Please note in the index that you are seeking confidential treatment concerning portions of exhibits 10.34 and 10.35.

The Company has revised the disclosure on page II-10 in response to the Staff’s comment.

*              *              *              *

We acknowledge your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call me (212-455-3080) or Bret Ganis (212-455-2411) of my firm if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Risë B. Norman

Risë B. Norman